EXHIBIT 99.3

Amryt Announces Positive Interim Analysis Data From Open Label Phase of EASE Phase 3 Trial in EB

Late-breaking oral presentation at the American Academy of Dermatology Annual meeting 2022

Body surface area percentage of partial thickness wounds reduced from 12.1% to 5.4% after at least 15 months of treatment with Oleogel-S10

 No new safety signals observed

DUBLIN, Ireland, and Boston MA, March 26, 2022, Amryt (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today announced new positive clinical data from EASE, the largest Phase 3 trial in Epidermolysis Bullosa (EB).  These data were presented during a late-breaking oral presentation at the American Academy of Dermatology (AAD) Annual Meeting 2022 held in Boston, MA.  Professor Dedee Murrell, M.D. (Chair, Department of Dermatology, St George Hospital, UNSW, Sydney, Australia) was the presenting author of the 12-month interim analysis of the two-year open-label phase (OLP) (n=205) from the EASE trial evaluating the safety and efficacy of Oleogel-S10 in patients with EB.

Highlights

  The trial met its primary endpoint in the double-blind phase (DBP; 90 days); target wounds treated with Oleogel-S10 reached first complete wound closure by Day 45 more frequently than wounds treated with control gel, with statistical significance (p=0.013)
  Patients treated with Oleogel-S10 in the DBP (n=109) experienced a reduction in total body surface area percentage wounding (BSAP) from 12.1% at study entry in the DBP to 7.4% at the end of the DBP
  In patients who continued Oleogel-S10 treatment in the OLP (100 of whom were on Oleogel-S10 in the DBP) and who had an OLP Month 12 assessment (n=56), BSAP was further reduced to 5.4% (equates to at least 15 months on Oleogel-S10 treatment)
  Patients treated with Oleogel-S10 in the DBP (n=109) experienced a reduction in EBDASI skin activity from 19.6 at study entry in the DBP to 16.5 at the end of the DBP
  In the patients who continued Oleogel-S10 treatment in the OLP (100 of whom were on Oleogel-S10 in the DBP) and who had an OLP Month 12 assessment (n=55), EBDASI skin activity was further reduced to 15.2 (equates to at least 15 months on Oleogel-S10 treatment)
  Treatment with Oleogel-S10 was well tolerated with continued use; no new safety signals were observed in the interim OLP analysis

Dr Mark Sumeray, Chief Medical Officer, commented: “We are pleased to present new positive data from the EASE trial.  These important long-term interim safety and efficacy data demonstrate an average 55% reduction in the body surface area percentage with partial thickness wounds in those patients who continued on Oleogel-S10 for at least 15 months of treatment, which builds on the previously reported positive data from the DBP of EASE.  We remain committed to our goal of delivering a clinically approved treatment to patients in need.”

Professor Dedee Murrell, M.D., added “This new analysis reinforces the clinical benefit where patients had sustained improvement despite ongoing development of the systemic disease in EB.  This builds on the data from the double-blind phase where the primary endpoint was met, whereby Oleogel-S10 demonstrated accelerated wound healing in patients. The 12-month interim analysis of the OLP of EASE provides encouraging data on the long-term benefit for EB patients, for whom there are no currently approved treatment options.”

About Epidermolysis Bullosa
Epidermolysis Bullosa (EB) is a rare and devastating group of hereditary disorders of the skin, mucous membranes, and internal epithelial linings characterized by extreme skin fragility and blister development.  Patients with severe forms of EB suffer from severe, chronic blistering, ulceration and scarring of the skin, mutilating scarring of the hands and feet, joint contractures, strictures of the esophagus and mucous membranes, a high risk of developing aggressive squamous cell carcinomas, infections and risk of premature death.  The global market opportunity for EB is estimated by the Company to be in excess of $1.0 billion.

About EASE
The EASE trial (NCT03068780) is the largest ever global Phase 3 trial conducted in patients with EB, performed across 58 sites in 28 countries. It comprises a 3-month double-blind randomised controlled phase followed by a 24-month open-label, single-arm phase. Patients with dystrophic and junctional EB target wounds of between 10 and 50cm2 in size that were present for > 21 days and < 9 months were randomized in the double-blind phase to study treatment in a 1:1 ratio and wound dressings applied according to standard of care.  223 patients were enrolled into the trial including 156 pediatric patients.  Of those that completed the double-blind phase, 100% entered the open label safety follow up phase.

About Amryt

Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control.  For additional information, please follow this link.

Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide.  Mycapssa® is the first and only oral somatostatin analog approved by the FDA.  Mycapssa® has also been submitted to the EMA and is not yet approved in Europe.  For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®).  For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (EB), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  Filsuvez® has been selected as the brand name for Oleogel-S10.  The product does not currently have regulatory approval to treat EB.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform.  For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Investor Contacts
Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com
Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Media Contact
Patrick Bursey, LifeSci Communications, +1 (203) 430 9545, pbursey@lifescicomms.com